October 17, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of iShares Trust, under the Exchange Act of 1934:

- iShares LifePath Retirement ETF
- iShares LifePath Target Date 2025 ETF
- iShares LifePath Target Date 2030 ETF
- iShares LifePath Target Date 2035 ETF
- iShares LifePath Target Date 2040 ETF
- iShares LifePath Target Date 2045 ETF
- iShares LifePath Target Date 2050 ETF
- iShares LifePath Target Date 2055 ETF
- iShares LifePath Target Date 2060 ETF
- iShares LifePath Target Date 2065 ETF

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com